Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2023

ZIM INTEGRATED SHIPPING SERVICES LTD.
INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		March 31		December 31
		2023	2022	2022
	Note	US $ in millions
Assets
Vessels	6	4,784.3	4,037.5	4,409.9
Containers and handling equipment	6	1,233.1	1,323.6	1,242.8
Other tangible assets	6	98.2	74.6	98.5
Intangible assets		95.1	77.5	92.9
Investments in associates		22.6	13.6	22.0
Other investments		1,344.7	306.2	1,373.2
Other receivables		113.9	107.9	112.1
Deferred tax assets		2.9	2.3	2.3
Total non-current assets		7,694.8	5,943.2	7,353.7

Inventories		189.1	173.8	190.7
Trade and other receivables		695.3	1,386.4	825.7
Other investments		1,060.2	2,092.4	2,233.1
Cash and cash equivalents		1,892.6	2,727.2	1,022.1
Total current assets		3,837.2	6,379.8	4,271.6
Total assets		11,532.0	12,323.0	11,625.3

Equity
Share Capital and reserves	5	2,007.9	2,009.8	1,987.7
Retained earnings		3,073.8	2,246.1	3,901.9
Equity attributable to owners of the Company		5,081.7	4,255.9	5,889.6
Non-controlling interests		1.1	4.3	6.3
Total equity		5,082.8	4,260.2	5,895.9

Liabilities
Lease liabilities		2,993.6	2,784.2	2,778.7
Loans and other liabilities		87.6	171.3	91.9
Employee benefits		42.8	57.1	45.2
Deferred tax liabilities		145.4	122.6	151.4
Total non-current liabilities		3,269.4	3,135.2	3,067.2

Trade and other payables	4(b)	1,359.8	2,946.2	896.2
Provisions		51.6	31.6	50.2
Contract liabilities		195.7	596.6	238.9
Lease liabilities		1,499.0	1,238.4	1,380.8
Loans and other liabilities		73.7	114.8	96.1
Total current liabilities		3,179.8	4,927.6	2,662.2
Total liabilities		6,449.2	8,062.8	5,729.4
Total equity and liabilities		11,532.0	12,323.0	11,625.3

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: May 22, 2023.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Three months ended March 31		Year ended December 31
		2023	2022	2022
	Note	US $ in millions

Income from voyages and related services		1,374.3	3,716.4	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	8	(939.7)	(1,118.3)	(4,764.5)
Depreciation		(380.5)	(284.4)	(1,370.3)
Gross profit		54.1	2,313.7	6,426.8

Other operating income		10.1	4.6	48.9
Other operating expenses		(3.6)	(0.1)	(0.9)
General and administrative expenses		(74.1)	(77.1)	(338.3)
Share of profit (loss) of associates		(0.4)	1.4	(0.7)

Results from operating activities		(13.9)	2,242.5	6,135.8

Finance income		44.4	21.4	130.9
Finance expenses		(95.2)	(45.3)	(239.4)

Net finance expenses		(50.8)	(23.9)	(108.5)

Profit (loss) before income taxes		(64.7)	2,218.6	6,027.3

Income taxes		6.6	(507.6)	(1,398.3)

Profit (loss) for the period		(58.1)	1,711.0	4,629.0

Attributable to:

Owners of the Company		(59.5)	1,708.8	4,619.4
Non-controlling interests		1.4	2.2	9.6
Profit (loss) for the period		(58.1)	1,711.0	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	(0.50)	14.25	38.49
Diluted earnings (loss) per 1 ordinary share	10	(0.50)	14.19	38.35

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31		Year ended December 31
	2023	2022	2022
	US $ in millions

Profit (loss) for the period	(58.1)	1,711.0	4,629.0

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss

Foreign currency translation differences for foreign operations	0.9	(5.0)	(18.0)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	8.0	(7.3)	(34.6)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, reclassified to profit and loss	3.2		2.6

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	1.4	0.2	(1.9)

Defined benefit pension plans actuarial gains, net of tax	0.7	3.9	8.5

Other comprehensive income for the period, net of tax	14.2	(8.2)	(43.4)

Total comprehensive income for the period	(43.9)	1,702.8	4,585.6

Attributable to:
Owners of the Company	(45.6)	1,701.5	4,578.2
Non-controlling interests	1.7	1.3	7.4

Total comprehensive income for the period	(43.9)	1,702.8	4,585.6

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the three months period ended March 31, 2023
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Profit (loss) for the period				(59.5)	(59.5)	1.4	(58.1)
Other comprehensive income for the period, net of tax		12.6	0.7	0.6	13.9	0.3	14.2
Share-based compensation		6.9			6.9		6.9
Exercise of options	0.2	(0.2)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(6.9)	(6.9)
Balance at March 31, 2023	926.1	1,116.6	(34.8)	3,073.8	5,081.7	1.1	5,082.8

For the three months period ended March 31, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of an amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the period				1,708.8	1,708.8	2.2	1,711.0
Other comprehensive income for the period, net of tax			(4.1)	(3.2)	(7.3)	(0.9)	(8.2)
Share-based compensation		2.5			2.5		2.5
Exercise of options	1.1	(1.1)
Dividend to owners of the Company				(2,036.8)	(2,036.8)		(2,036.8)
Dividend to non-controlling interests in subsidiaries						(4.5)	(4.5)
Balance at March 31, 2022	924.3	1,109.3	(23.8)	2,246.1	4,255.9	4.3	4,260.2

For the year ended December 31, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of an amendment to IAS 37				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the year				4,619.4	4,619.4	9.6	4,629.0
Other comprehensive income for the year, net of tax		(33.9)	(15.8)	8.5	(41.2)	(2.2)	(43.4)
Exercise of options	2.7	(2.7)
Share-based compensation		25.8			25.8		25.8
Dividend to owners of the Company				(3,303.3)	(3,303.3)		(3,303.3)
Acquisition of subsidiary with non-controlling interest		0.2			0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(8.4)	(8.4)
Balance at December 31, 2022	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9

(*) Include reserves related to transactions with an interested party, share-based compensation and changes in fair value of investment instruments.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2023	2022	2022
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	(58.1)	1,711.0	4,629.0

Adjustments for:
Depreciation and amortization	387.2	290.2	1,396.3
Net finance expenses	50.8	23.9	108.5
Share of profits and change in fair value of investees	0.4	(1.5)	(2.1)
Capital gain, net	(9.8)	(4.0)	(42.7)
Income taxes	(6.6)	507.6	1,398.3
Other non-cash items	6.3	2.5	39.7

	370.2	2,529.7	7,527.0

Change in inventories	1.6	(54.8)	(71.7)
Change in trade and other receivables	143.2	(96.3)	496.6
Change in trade and other payables including contract liabilities	(91.7)	36.0	(325.7)
Change in provisions and employee benefits	1.4	(2.1)	15.9

	54.5	(117.2)	115.1

Dividends received	0.1		0.9
Interest received	49.5	3.2	53.2
Income taxes paid	(300.7)	(755.7)	(1,586.1)

Net cash generated from operating activities	173.6	1,660.0	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	12.2	5.3	48.1
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(35.9)	(182.5)	(345.5)
Acquisition of investment instruments, net	(161.1)	(182.9)	(1,433.1)
Loans granted to investees	(1.7)
Change in other receivables	(8.2)	(0.3)	(20.2)
Change in other investments (mainly deposits), net	1,400.9	99.8	105.7
Net cash generated from (used in) investing activities	1,206.2	(260.6)	(1,645.0)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2023	2022	2022
	US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2	59.2
Repayment of lease liabilities and borrowings	(395.0)	(208.9)	(1,449.4)
Change in short term loans	(21.0)	(20.0)	(53.5)
Dividend paid to non-controlling interests	(6.9)	(4.5)	(8.4)
Dividend paid to owners of the Company			(3,303.3)
Interest paid	(86.8)	(40.5)	(221.0)
Net cash used in financing activities	(509.7)	(214.7)	(4,976.4)

Net change in cash and cash equivalents	870.1	1,184.7	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,543.3
Effect of exchange rate fluctuation on cash held	0.4	(0.8)	(9.9)
Cash and cash equivalents at the end of the period	1,892.6	2,727.2	1,022.1

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on May 22, 2023.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by continuing uncertainties in the global trade (including the rise of inflation and interest rates in certain countries, the implications of the ongoing military conflict between Russia and Ukraine and other geopolitical challenges). In addition, commencing 2022, regulators in certain jurisdictions (mainly in the U.S) have become more active in their regulatory oversight over our industry, through change in regulations and interpretation of related rules.

Following the peak levels reached during 2021 and the first quarter of 2022, freight rates have decreased in most trades throughout the remainder of the year 2022 and continued to further decrease during the first quarter of 2023.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

At each reporting date, the Company reviews the carrying amount of its operating assets and assesses them for impairment when indications exist. As of March 31, 2023, the Company tested for impairment its cash-generating-unit, which consist all of its operating assets, using similar estimation methods and assumptions to those applied as of December 31, 2022 (see also Note 6 to the Company’s 2022 annual financial statements). The test resulted with no impairment to be recognized.

(b)
In April 2023, further to the approval by the Company’s Board of Directors in March 2023, the Company distributed a dividend in an amount of US$ 769 million, reflecting US$ 6.40 per ordinary share. As of March 31, 2023, the dividend amount is presented under Trade and other payables.

(c)	Charter agreements:

Further to the Company’s long-term agreement with Seaspan for the chartering of ten 15,000 TEU new-build liquefied natural gas (LNG) dual-fuel vessels, the first and second vessels were delivered during February and April 2023.

Additional vessels related to this agreement, as well as to other chartering agreements the Company entered into during 2021 and 2022, are scheduled to be delivered to the Company during 2023 and 2024 (see also Notes 1(b) and 26 to the Company’s 2022 annual financial statements).

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

Share-Based Payment Arrangements

During the three months period ended March 31, 2023, a total of 34,177 shares were issued, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the three months period ended March 31, 2023, 2022 and the year ended December 31, 2022, the Company recorded expenses related to share-based compensation arrangements of US$ 6.9 million, US$ 2.5 million and US$ 25.8 million, respectively.

6	Right-of-use assets

	Balance at March 31		Balance at December 31
	2023	2022	2022
	US $ in millions

Vessels	4,382.9	3,630.3	3,967.3
Containers and handling equipment	362.7	439.0	380.0
Other tangible assets	57.4	53.4	58.0
	4,803.0	4,122.7	4,405.3

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of cargo shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Three months ended March 31		Year ended December 31
	2023	2022	2022
	US $ in millions
Freight Revenues from containerized cargo:
Pacific	428.6	1,725.4	5,504.2
Cross-Suez	170.8	472.7	1,528.5
Atlantic	216.6	329.8	1,231.3
Intra-Asia	161.1	597.0	1,945.9
Latin America	91.9	179.7	742.3
	1,069.0	3,304.6	10,952.2
Other Revenues (*)	305.3	411.8	1,609.4
	1,374.3	3,716.4	12,561.6

(*) Mainly related to non-containerized cargo, demurrage and value-added services.

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Three months ended March 31		Year ended December 31
	2023	2022	2022
	US $ in millions
Wages, maintenance and other vessel-operating costs	8.4	6.8	34.5
Expenses relating to fleet equipment (mainly containers and chassis)	7.9	7.3	29.1
Bunker and lubricants	272.4	261.8	1,434.8
Insurance	4.6	2.1	15.2
Expenses related to cargo handling	419.1	484.4	1,981.6
Port expenses	99.7	70.6	359.0
Agents’ salaries and commissions	50.7	60.5	261.1
Cost of related services and sundry	57.1	64.7	216.1
Slot purchases and hire of vessels	13.1	150.9	398.8
Hire of containers	6.7	9.2	34.3
	939.7	1,118.3	4,764.5

9	Financial instruments

Financial instruments measured at fair value

	March 31,
	2023
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss	Investments in money market instruments at fair value through profit and loss	Derivative instrument
	US $ in millions

Level 1 financial instruments carried at fair value
Cash and cash equivalents					538.0
Other investments:
Current	359.8	80.7	2.6
Non-current	706.3	618.8	3.2
	1,066.1	699.5	5.8		538.0

Level 3 financial instruments carried at fair value
Non-current other investments				11.2
Non-current loans and other liabilities						(13.0)
	1,066.1	699.5	5.8	11.2	538.0	(13.0)

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments (cont’d)

	March 31,
	2022
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income
	US $ in millions

Level 1 financial instruments carried at fair value
Other investments:
Current	40.5	25.6	2.2
Non-Current	57.0	236.3	6.8
	97.5	261.9	9.0

	December 31,
	2022
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss	Derivative instrument
	US $ in millions

Level 1 financial instruments carried at fair value
Other investments:
Current	153.7	59.0	2.3
Non-current	739.8	578.7	39.9
	893.5	637.7	42.2

Level 3 financial instruments carried at fair value
Non-current other investments				11.2
Non-current loans and other liabilities					(13.7)
	893.5	637.7	42.2	11.2	(13.7)

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings (loss) per share

Basic and diluted earnings (loss) per share

	Three months ended March 31		Year ended December 31
	2023	2022	2022
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	(59.5)	1,708.8	4,619.4

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,149,921	119,910,688	119,910,688
Effect of share options	19,367		101,687

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,169,288	119,910,688	120,012,375

Effect of share options		528,210	432,514

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,169,288	120,438,898	120,444,889

In the three months period ended March 31, 2023, options for 2,411,114 ordinary shares, granted to officers, directors and employees were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.